UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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SEC FILE NUMBER
CUSIP NUMBER
FORM 12b-25

Commission File Number 0-24363

NOTIFICATION OF LATE FILING

(Check One):
☐ Form 10-K    ☐ Form 20-F    ☐ Form 11-K    ☒ Form 10-Q    ☐ Form N-SAR    ☐ Form N-CSR

For Period Ended: March 31, 2010

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended: __________________

READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I
REGISTRANT INFORMATION

Interplay Entertainment Corp.

Full name of registrant

Former name if applicable

12301 Wilshire Blvd. Suite 502

Address of principal executive office (STREET AND NUMBER)

Los Angeles, CA 900025

City, state and zip code

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PART II
RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒
(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F,11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day  following the prescribed due date; or the subject quarterly report of  transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR or the transition report portion thereof, could not be filed within the prescribed time period.

The Registrant 10-Q for the period ended March 31, 2010 could not be filed within the prescribed time period because certain information and data relating to and necessary for the accurate completion of the Registrant’s financial statements and management’s discussion and analysis of financial condition and results of operations could not be obtained by Registrant’s within such time period without unreasonable effort or expense.

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PART IV
OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification
Herve Caen	310-979-7070
(Name)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
[X] Yes    [  ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[X] Yes    [  ] No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The filing will disclose the following material event: On March 17, 2010 the Company sold to Dotcorp Asset Management eleven million six hundred twenty five thousand (11,625,000) shares of Common Stock of the Company for a total consideration of $982,650 and  issued a warrant to purchase 7,500,000 shares of Common Stock of the Company at an exercise price of $0.10.  The warrant has a term of four years and is immediately exercisable. Such shares and warrant were issued, and any underlying shares of Common Stock would be issued, in a private placement exempt from registration pursuant to section 4(2) of the Securities Act of 1933.

Interplay Entertainment Corp
(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date May 14, 2010	By:	/s/ Herve Caen
Herve Caen
Chief Executive Officer and Interim Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant of by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

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